Exhibit 99.1

VNET Announces US$299 Million Strategic Investment from Shandong Hi-Speed Holdings Group Limited

BEIJING, November 16, 2023 /PRNewswire/ -- VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral internet data center services provider in China, today announced that Success Flow International Investment Limited (“Success Flow”) and Choice Faith Group Holdings Limited (“Choice Faith”) have entered into an investment agreement (the “Investment Agreement”) with VNET to make an equity investment in an aggregate amount of US$299 million (the “Proposed Investment”) in the Company. Both Success Flow and Choice Faith are beneficially owned by Shandong Hi-Speed Holdings Group Limited (“SDHG,” 00412.HK), the shares of which are listed on the Main Board of The Hong Kong Stock Exchange.

Pursuant to the Investment Agreement, (i) Success Flow will make an equity investment of US$209.3 million in the Company by subscribing for 455,296,932 newly issued Class A ordinary shares of the Company and (ii) Choice Faith will make an equity investment of US$89.7 million in the Company by subscribing for 195,127,260 newly issued Class A ordinary shares of the Company, both in cash at a subscription price of US$0.4597 per Class A ordinary share of the Company, or US$2.7582 per American depositary share (“ADS”) of the Company. Each ADS represents six Class A ordinary shares. Immediately after the closing of the Proposed Investment, Success Flow and Choice Faith will hold approximately 29.5% and 12.6% of the total issued and outstanding shares of the Company (excluding treasury shares and Class A ordinary shares in the form of ADSs that are reserved for issuance upon the exercise of share incentive awards), respectively, and approximately 25.0% and 10.7% of the voting power, respectively The consummation of the Proposed Investment is subject to the satisfaction of customary closing conditions, including, among others, shareholders’ approval of SDHG, and the clearance of PRC anti-monopoly filing. The closing of the Proposed Investment is expected to occur around the end of 2023 or January 2024. Success Flow agrees to be restricted from transferring or otherwise disposing of any Class A ordinary shares of the Company acquired in the Proposed Investment within three years after the closing, subject to certain conditions.

Success Flow and Choice Faith also entered into an investor rights agreement with the Company and a voting and consortium agreement (the “Voting and Consortium Agreement”) with Mr. Josh Sheng Chen, Founder and Executive Chairman of the Company and his affiliated investment vehicles (together with Mr. Josh Sheng Chen, the “Founder Parties”) today, both of which will be subject to the terms therein and take effect upon the consummation of the Proposed Investment. Pursuant to the Voting and Consortium Agreement, Success Flow will be subject to certain voting arrangements with the Founder Parties when voting at the shareholders’ meetings of the Company for a specified period, subject to the terms and conditions thereof. The Investment Agreement, Investor Rights Agreement and Voting and Consortium Agreement will be filed as exhibits to an amendment to the Schedule 13D of the Founder Parties in due course.

“We are pleased to welcome this strategic investment from SDHG, which stands as a powerful endorsement of VNET’s leading competitiveness and unique value proposition in the IDC industry,” said Mr. Josh Sheng Chen. “Their investment will further strengthen our balance sheet and fuel innovation as we will cooperatively explore new opportunities in renewable energies with them going forward. As the digital economy develops and expands, VNET will remain dedicated to offering reliable and scalable IDC services, addressing customers’ evolving demands and delivering long-term value to all of our stakeholders.”

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 7,000 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

About Shandong Hi-Speed Holdings Group Limited

As a company listed in HKEX, Shandong Hi-Speed Holdings Group Limited (“SDHG”) is an important overseas investment and financing as well as emerging industrial holding platform of Shandong Hi-Speed Group . Adhering to the concept of “conduct compliance prudentially, develop steadily and healthily” and leveraging on the unique advantages of Hong Kong international financial center in terms of market, financing, and talents, SDHG is committed to becoming an excellent industrial investment group with a foothold in Hong Kong, an international perspective and connection between domestic and overseas markets for achieving effective integration of resources.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding keeping and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

Xinyuan Liu
Tel: +86 10 8456 2121
Email: ir@vnet.com